EXHIBIT 99.1

CONFIDENTIAL
E Energy
Ethanol Feasibility Study
April, 2005
Prepared by
PRX GeographicTM
And
Holbrook Consulting Services, LLC
CONFIDENTIAL

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Study Principals
And
Contributors
Martin D. Ruikka
PRX Geographic
A ProExporter Network Affiliate
13833 Waterloo Road
Chelsea, MI 48118
734-433-0411
mruikka@compuserve.com
William R. Holbrook
Holbrook Consulting Services LLC
A ProExporter Network Affiliate
20809 NE 170th Street
Kearney, MO 64060
816-863-5335
hcsllc@msn.com
William J. Hudson
The ProExporter Network®
11770 Cherry Lane
Olathe, KS 66061
913-782-2462
Cell: 913-226-9345

Tom Tucker	Doug Schultz
John Stewart & Associates 12810 Kings Forest San Antonio, TX 78230 (800) 245-6408 TT@jpsi.com	John Stewart & Associates 701 Kansas Ave. Suite C Atchison, KS 66002 (877) 367-1530 dschultz@jpsi.com

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E Energy
Ethanol Feasibility Study

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Income Statement	22
Balance Sheet	22
Comparative Plant and Sensitivity Analysis	23
Comparative State Returns	23
Sensitivity Analysis	25

Appendices:

Appendix A – CMZA
Appendix B – Basic Impact, Yield Volatility and Small Area Supply/Demand
Appendix C – Pro Forma Financials – Natural Gas — Base
Appendix D – Pro Forma Financials – Coal — Base

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Executive Summary
E Energy is exploring the possibility of constructing a dry mill ethanol plant. A potential site has been identified near Adams, NE. This feasibility considers the viability of a 50 million gallon per year (MMGPY) natural gas and coal powered dry mill ethanol plants. Input and output markets and prices are evaluated as well as personnel, operating and capital costs. Two pro forma financial scenarios, one for each plant type were prepared using historical average input and output values.
Inputs Supply and Price
Adequate corn is produced within the study area to supply the proposed plant. The 10 year average historical corn production in the 9 county study area is nearly 83 million bushels. A 50 MMGPY ethanol plant would consume approximately 22% of the average production. This plant would compete with the existing corn processors in Lincoln and Crete, NE for corn origination. Additional competition could be expected from the plant farther to the north in Blair and possibly from plants east in Iowa and Missouri.
The estimated 10 year historical flat price for corn in this area is $2.34/bushel, the 5 year average is $2.10/bushel and the 3 year average is $2.27/bushel. The estimated basis impact for this plant is $0.02/bushel assuming no local feeding of DDGS. The basis impact is $0.016/bushel if all of the DDGS produced is fed locally.
All energy input values are based on the five year 1999-2003 which is the same time period used for the ethanol average price. If the five year period from 2000-2004 was used all energy values would be greater. Natural gas and electricity prices for this study are state averages as reported by the Energy Information Administration of the US Department of Energy. Denaturant price is the state average dealer tank wagon (DTW) price. All other input costs are industry averages. The 5 and 3 year historical averages are shown in the following table.

	Averages
	5 Year	5 Year	3 Year
	1999-2003	2000-2004	2002-2004
Natural Gas	$4.77	$5.32	$5.53
Electricity	$0.0379	$0.0392	$0.0408
Denaturant	$0.88	$1.01	$1.05

Coal and boiler operation costs have been estimated by Nebraska Public Power District (NPPD) at $3.00/mmbtu. This value has been used for energy costs in the coal scenario.
Operating Costs

Operating costs are industry averages, personnel costs have been estimated for this size plant based on 2003 Department of Labor statistics for the Lincoln, NE metropolitan area.

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Capital Costs
Capital costs reflect a typical “greenfield” site. The overall plant, buildings and equipment cost is $58,000,000 for a natural gas plant and $80,000,000 for a coal plant. The site improvement cost is estimated to be $5,500,000. Organizational, fees, permits and contingency costs total $3,500,000.
Output Prices
Ethanol prices were estimated from nearby regional markets. The markets used in this analysis include Lincoln, NE; Omaha, NE; and Kansas City, KS. These prices were averaged and $0.04/gallon was subtracted for freight. The 5 year average (1999-2003) ethanol price used in this study was $1.23/gallon net to the plant. Ethanol prices over the last year have been substantially higher than this average. Utilizing the 5 years of 2000-2004 increases the average price from $1.27/gallon to $1.40/gallon. The banking industry is not convinced that the high prices experienced over the last year and their impact on the 5 year average are representative of the ethanol industry going forward. Therefore the 1999-2003 average is used in this study.
DDGS prices are not readily available as a historical data series. Therefore, the estimated DDGS value is based on reported values in selected markets and adjusted based on corn price differentials. A value of $93/ton was used for the base scenario.
CO2 is not considered in this analysis.
Pro Forma Results
The pro forma financial results based on the above information result in a 10 year average return on equity of 19.5% for the natural gas base scenario and 17.6% for the coal base scenario. The natural gas base scenario is near the desired return of 20% to proceed with a project. The coal return is a bit lower due to increase capital requirements and the small difference between the historical natural gas price and the quoted coal cost.
Both scenarios assume that all distiller’s grains are dried. There may be potential to sell some of the distiller’s grains wet. If half of the distiller’s grain production could be sold wet, this would result in a cost savings of over $1,000,000. Combining this with the base scenario would increase the return on equity to over the 20% benchmark.
The returns are very sensitive to corn and ethanol price. Current prices for ethanol are significantly higher than the values used in the pro forma. Over the last 52 weeks ending 3/24/2005, the average ethanol price for the regional markets used was $1.69/gallon. This is $0.42/gallon more than used in the study. Additionally, corn prices over the last 6 months have been much lower than the historical average. These factors have driven the ethanol expansion over the last year. This does not however mean that these are the fundamentals for the future and due to that fact are not incorporated into this study.
The results of these pro forma indicate that this site is a competitive location for an ethanol plant. Additional consideration should be given to the competitive reaction of existing plants in the origination of corn.

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Project Description
E Energy has begun the process of exploring the construction of a dry mill ethanol plant to be located near Adams, NE. This location is adjacent to the mainline BNSF railroad within 1 1/2 miles of Nebraska Highway 41 and 10 miles of US Highway 77 providing both rail and highway access.
This report considers the construction of a 50 million gallon per year (MMGPY) dry mill, natural gas or coal powered ethanol plant. The study analyzes the availability and price of corn, historical input and output costs, pro forma financials, comparative returns with other states and sensitivity to corn, ethanol and DDGS prices.

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Technology Review
The dry milling process for production of ethanol consists of 3 primary inputs, corn (or other grains or biomass), enzymes and chemicals. Of these, corn is the greatest proportion of the production costs amounting to 65-70% of the total. The corn is ground into flour and water is added to create a “mash”. Enzymes are added to the mash to convert the starch to sugar. The mash is then cooked at high temperatures to kill bacteria. After cooling, yeast is added to convert the sugar to ethanol and carbon dioxide (CO2). This process takes a couple days. Once the conversion is complete, the ethanol is then separated from the stillage. The ethanol is then dehydrated to 100% pure alcohol.
The pure ethanol is then blended with a denaturant (usually gasoline) to make it undrinkable and not subject to beverage alcohol taxes. The ethanol is then usually shipped to petroleum terminals where it is blended with gasoline for retail sale.
Another output from the process is distillers grains with solubles (DGS). This is a high-quality animal feed. This product can be marketed both wet and dry. Typically, there is not a large enough market within close proximity to the plant to sell all the DGS wet, so it is usually dried and sold as dried distillers grains with solubles (DDGS). DDGS can be a significant value to the plant. They can account for approximately 20% of the revenues generated. Also, the price relationship to corn and soybean meal as a feed allows for some opportunities to hedge risk associated with buying and selling these commodities.

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Production Inputs Supply and Price
Corn
Supply and Demand – Following is the ten year historical planted and harvested acreage, yield and production for the nine county study area. Corn production has ranged from 48 to 129 million bushels over the last 10 years. A 50 million gallon per year ethanol plant would consume the equivalent of 14 to 38% of this production.
Adams, Nebraska Study Area Acreage, Yield and Production

County	ST	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Planted Acres (000s)
Cass	NE	107	110	112	121	122	122	123	124	121	122
Gage	NE	55	62	82	96	109	107	115	145	127	124
Jefferson	NE	48	56	60	69	75	74	76	86	77	79
Johnson	NE	19	24	29	34	34	35	34	38	36	38
Lancaster	NE	73	74	95	111	117	122	122	132	126	128
Nemaha	NE	56	74	81	79	75	80	79	81	77	78
Otoe	NE	87	99	105	113	114	116	118	120	115	118
Pawne	NE	15	23	26	31	30	32	39	46	37	39
Saline	NE	80	82	90	98	105	102	96	117	106	106

Total		539	604	680	752	781	790	802	889	822	832
Harvested Acres (000s)
Cass	NE	105	106	110	119	120	120	121	121	120	121
Gage	NE	53	60	78	93	105	104	111	132	120	120
Jefferson	NE	47	55	58	67	73	72	74	81	74	77
Johnson	NE	18	23	29	34	33	35	33	31	35	37
Lancaster	NE	71	73	94	109	115	120	120	126	124	126
Nemaha	NE	55	66	77	76	73	78	77	76	76	77
Otoe	NE	85	94	103	112	112	114	116	104	112	116
Pawnee	NE	13	22	25	30	28	31	38	41	34	38
Saline	NE	79	81	89	97	104	101	95	108	103	105

Total		525	580	662	736	762	774	786	819	797	816
Yield (bu/acre)
Cass	NE	82.5	125.4	126.2	134.3	128.5	112.3	115.5	50.8	95.8	170.1
Gage	NE	100.2	128.8	121.8	129.5	118.3	97.6	134.2	76.5	89.2	144.4
Jefferson	NE	111.7	143.2	140.5	139.0	133.4	102.0	139.3	90.8	127.9	160.9
Johnson	NE	92.7	117.0	115.0	122.4	113.9	84.9	123.5	47.1	102.8	155.8
Lancaster	NE	69.3	127.1	113.2	129.6	117.6	104.1	113.6	63.3	91.9	154.7
Nemaha	NE	91.2	123.1	107.1	116.4	102.9	105.1	127.1	46.0	89.3	165.4
Otoe	NE	82.5	120.4	111.0	118.6	105.7	105.6	109.8	30.6	77.3	163.0
Pawnee	NE	75.6	120.0	100.0	109.5	90.8	92.8	124.1	43.7	70.7	148.2
Saline	NE	112.3	141.6	139.4	142.2	135.5	109.5	138.9	111.6	128.4	157.4

Total		90.6	128.3	120.8	128.7	119.0	104.0	124.0	65.3	97.4	158.3
Production (000s bu)
Cass	NE	8,628	13,292	13,875	15,950	15,354	13,491	13,987	6,139	11,492	20,586
Gage	NE	5,299	7,702	9,551	11,996	12,383	10,143	14,898	10,066	10,695	17,319
Jefferson	NE	5,250	7,847	8,122	9,282	9,668	7,332	10,264	7,358	9,411	12,312
Johnson	NE	1,641	2,727	3,276	4,099	3,805	2,936	4,126	1,447	3,598	5,812
Lancaster	NE	4,948	9,218	10,585	14,160	13,555	12,480	13,602	7,970	11,426	19,523
Nemaha	NE	5,027	8,109	8,222	8,896	7,480	8,205	9,823	3,486	6,752	12,732
Otoe	NE	6,979	11,355	11,471	13,228	11,826	12,070	12,760	3,196	8,664	18,922
Pawnee	NE	1,013	2,677	2,521	3,306	2,561	2,858	4,728	1,788	2,388	5,571
Saline	NE	8,830	11,458	12,376	13,777	14,065	11,018	13,192	12,044	13,228	16,447

Total		47,613	74,385	79,999	94,696	90,696	80,532	97,381	53,495	77,654	129,223
The Commodity Market Zone Analysis (CMZA) depicts the origination areas of existing corn processing plants as well as the proposed plant. These areas assume origination of 100% and 50% of the available corn respectively.

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Processor shadow map — 1X
     This map shows the geographic area needed to source the annual needs of a 50 million gallon per year ethanol plant assuming the ability to originate 100% of the corn grown in this area. The next map shows the area required assuming 50% origination of corn.

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Process shadow map-2X

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Yields in this 9 county area are above the U.S. average with similar volatility. Abundant yields (greater than 15% above trend) occurred 24 percent of the time. Disastrous yields (greater than 15% below trend) occurred 33 percent of the time. This yield variation is shown in the previous chart and should be considered in future planning.
ADAMS, NEBRASKA: CORN SUPPLY-DEMAND
PRXtile: PRX AdamsNE DetailSD. PRXrev, 30-Mar-05

Item	Crop Year													cntrl
	90-91	91-92	92-93	93-94	94-95	95-96	96-97	97-98	98-99	99-00	00-01	01-02	02-03	03-04
	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	mibu
Regional Supply-Demand Factors
Carry-in	10.3	11.3	10.4	13.9	8.1	10.1	2.7	10.0	13.2	22.0	18.3	21.9	13.3	10.7
Production	46.5	50.5	65.8	40.8	76.8	47.6	74.4	80.0	94.7	90.7	80.5	97.4	54.1	77.7
Supply	56.8	61.8	76.2	54.7	84.9	57.7	77.0	90.0	107.9	112.7	98.8	119.3	67.4	88.3
Carry-out	11.0	8.6	16.5	6.3	12.1	2.3	8.9	12.1	21.4	18.1	20.3	19.8	8.9	7.9
Disappearance	45.8	53.2	59.7	48.4	72.8	55.4	68.1	77.9	86.5	94.6	78.5	99.5	58.6	80.4
Residual Use	4.6	3.9	6.5	2.6	7.8	0.8	7.7	7.7	6.5	8.2	6.5	7.9	4.7	6.4
Feed Use (w/o new DDG)	14.5	15.8	14.5	14.9	14.1	14.7	12.5	13.8	16.7	17.2	18.6	19.1	17.0	16.6
Barge loadings
Industrial use	8.0	8.0	8.0	8.0	8.0	8.8	8.8	8.8	8.8	9.6	8.8	9.6	9.6	9.6
New industrial use
Total Use	27.1	27.7	29.0	25.5	26.9	24.3	29.0	30.3	32.0	35.0	33.9	36.5	31.3	32.6
A1 Net Exports (w/o new DDG)*	18.7	25.5	30.7	22.9	42.8	31.0	39.1	47.6	54.4	59.6	44.6	63.0	27.2	47.8
Corn produced in this area is predominantly shipped via the railroads to markets in the southwest, west, and PNW with a substantial amount marketed locally for feed and industrial use. The industrial use component will grow with the ethanol development in the area. Total industrial, feed, and residual use is only slightly less than net exports from the area.

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Price – Local corn values are evaluated using data from the surrounding market area. Based on local farm price values the 10 year historical corn price is estimated to be $2.34/bushel. The 5 and 3 year historical values, which are lower, are shown in the table below.

Adam, NE Study Area
			Average
		10 Year	5 Year	3 Year
County	ST	94-95 to 03-04	99-00 to 03-04	01-02 to 03-04
Cass	NE	$2.32	$2.08	$2.24
Gage	NE	$2.36	$2.12	$2.28
Jefferson	NE	$2.35	$2.11	$2.27
Johnson	NE	$2.32	$2.08	$2.24
Lancaster	NE	$2.33	$2.09	$2.25
Nemaha	NE	$2.35	$2.11	$2.27
Otoe	NE	$2.32	$2.08	$2.24
Pawnee	NE	$2.35	$2.11	$2.27
Saline	NE	$2.36	$2.12	$2.28

Average		$2.34	$2.10	$2.27

Source: ProExporter Network
Basis Impact — New corn demand within a market can have varying impacts on the corn price. Compared to the control year, 03-04, a new ethanol plant of 50 mmgpy (18 million bushels) will raise basis by $0.02 per bushel if none of the DDG is fed locally. Basis will rise by $0.016 per bushel if 100% of the DDG is fed locally.
RESULTS
ADAMS, NEBRASKA: CORN BASIS MODEL FOR ETHANOL PLANT IMPACT
PRXfile:PRX_AdamsNE_DetailSD. PRXrev.30-Mar-05

	Million Gallons New Ethanol				Million Gallons New Ethanol
0	50	100	150	200	50	100	150	200
Control Year	Future Year				Future Year
03-04

	PCP Basis, Cents per Bushel					Basis Impact, Cents per Bushel
PCP Basis model, past years	-22.9
PCP Basis model with additional ethanol, DDG fed		-21.3	-19.3	-17.3	-15.3	1.6	3.6	5.5	7.5
PCP Basis model with additional ethanol, no DDG fed		-20.9	-18.9	-16.9	-14.9	2.0	4.0	5.9	7.9

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Using the historical 10 year flat price from the surrounding area and the estimated basis impact from the model, the estimated corn cost for this plant would be $2.36 per bushel ($2.34 + $0.02).
Natural Gas and Coal
Natural gas prices have increased over the last few years and therefore have had a much greater impact on the cost of producing ethanol. Natural gas accounts for approximately 10% to 15% of the total production cost of ethanol. On average, natural gas prices have risen from approximately $3.00/mcf to over $6.00/mcf. Overall, this change in price has added about $0.08/gallon to the production costs of ethanol.

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Comparing industrial prices for natural gas, Nebraska was at or below the comparative states over the last decade. Natural gas prices have been increasing over the last 2 years. This study uses the 5 year average of 1999-2003 which is consistent with other energy averages used. This average compared to the 2000-2004 average price is $0.55/mcf lower. If the higher average is used, the ROI declines by 2.6%.
Source: Energy Information Administration, DOE

			Average
	5 Year		3 Year	1 Year
	Jan-99 - Dec-03	Jan-00 - Dec-04	Jan-02 - Dec-04	Jan-04 - Dec-04
Nebraska	$4.77	$5.32	$5.53	$6.62
Illinois	$5.74	$6.55	$6.91	$8.08
Iowa	$5.59	$6.18	$6.41	$7.42
Michigan	$4.70	$5.51	$6.07	$7.32
United States	$4.46	$5.14	$5.38	$6.38
Coal can be used as an alternative power source versus natural gas. Nebraska Public Power District has quoted a cost of delivered coal and boiler operation of approximately $3.00/mmbtu. This figure is used in the coal pro forma financials.

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Electricity
Electricity prices in Nebraska have been below other cornbelt states with the exception of Iowa. The average price over the 5 years 1999-2003 has been $0.0379/kwh. Over the 5 years 2000-2004 the average price has been $0.0392/kwh. Utilizing the higher average decreases the pro forma ROI by 0.2%. The Department of Energy forecast for U.S. electricity calls for prices to remain relatively flat.
Source: Energy Information Administration, DOE

	Average
	5 Year		3 Year	1 Year
	Jan-99 - Dec-03	Jan-00 - Dec-04	Jan-02 - Dec-04	Jan-04 - Dec-04
Nebraska	$0.0379	$0.0392	$0.0408	$0.0422
Illinois	$0.0495	$0.0488	$0.0484	$0.0466
Iowa	$0.0403	$0.0413	$0.0420	$0.0439
Michigan	$0.0498	$0.0495	$0.0486	$0.0490
United States	$0.0474	$0.0488	$0.0497	$0.0510

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Denaturant
Wholesale gasoline would be purchased to be used as a denaturant in the ethanol process. Historic Nebraska dealer tankwagon (DTW) and rack gasoline prices are shown in the following chart. The 5 year average (1999-2003) DTW price of $0.88 per gallon was used in the feasibility at a 5% gasoline blend. The 5 years average (2000-2004) is $1.01 per gallon. This higher value would decrease the ROI by slightly less than 1.0%.
Source: Energy Information Administration, DOE
Other Input Costs
Other inputs to the production process include chemicals, yeast, enzymes and water. In total these costs account for about 6% of the input costs. Of these, chemicals and enzymes are the largest components.

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Overhead Expenses
Labor Costs
For the purposes of this feasibility study, it is assumed that this plant will employ 32 people. The breakdown of positions is listed in the following table.

	Number of Positions
Position	Natural Gas	Coal
Production	12	12
Maintenance	7	6
Laboratory	2	2
Material Handlers	6	6
Administration	5	5
Total	32	31
The estimate wages and salaries for these positions were determined from reported salaries by the US Department of Labor. Reported averages for similar positions are shown in the following table for reference.
2003 Lincoln, NE Area Salary and Wages

		Average Salary
Production
	First-Line Supervisors/Managers of Production and Operating	$44,240
Maintenance
	Compliance Officers, Except Agriculture, Construction, Health	$43,840
	Stationary Engineers and Boiler Operators	$32,970
	Maintenance and Repair Workers, General	$30,330
	Welders, Cutters, Solderers, and Brazers	$29,910
	Electricians	$36,720
	Electrical and Electronic Engineering Technicians	$39,080
Laboratory
	Chemists	$44,860
Material Handlers
	Laborers and Freight, Stock, and Material Movers, Hand	$21,240
Administration
	General and Operations Managers	$79,960
	Industrial Production Managers	$62,990
	Bookkeeping, Accounting, and Auditing Clerks	$25,910
	Office Clerks, General	$22,240
Source: U.S. Department of Labor, Bureau of Labor Statistics
Production — Production positions consist of 4 shifts of 3 positions for a total of 12 employees. Each shift would have a Team Leader and 2 other production positions. As shown above, the 2003 average salary for first line production supervisors is approximately $44,000 per year. The other positions are estimated to be 15% less than the supervisor. The total labor expense for the production positions including taxes and benefits is $669,139.
Maintenance — The 7 maintenance positions include a manager, boiler operator, welder, electrician, electronic technician and 2 general workers. The average 2003 salaries for

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these positions are shown in the previous table. The total labor expense for maintenance positions is estimated to be $340,000. If a coal powered plant is built and NPPD is responsible for the boiler operation, at least one position could be eliminated reducing the maintenance labor expense by over $46,000.
Laboratory — The lab staff consists of a manager and assistant. The manager’s comparable position is shown in the previous table. The assistant salary is approximately 33% less than the manager. The total expense for lab personnel is approximately $105,000.
Material Handlers — The personnel required for material handling includes a rail attendant, 2 truck attendants, a grain sampler and 2 entry level floaters. The average salary for material movers in this market is approximately $21,000. The other positions are estimated from this salary for a total expense of approximately $156,000.
Administration — The administrative positions include a general manager, plant manager, commodity specialist, bookkeeper, and secretary/general clerk. Again, 2003 average salaries for comparable positions are shown in the previous table. Based on these values, the total administrative labor expense is estimated to be about $350,000.
Maintenance
Maintenance costs are estimated at $500,000 annually. This is approximately 1% of the total project (buildings, equipment and site improvements) cost. As with any production facility these costs can vary widely from year to year. However, we believe this to be a reasonable value for modeling purposes.
General and Administrative
General and administrative costs include property taxes, insurance, fees for professionals (i.e., risk management services, accountants, attorneys) and other costs of operating an office. In the feasibility model these costs are estimated at $0.0366 per gallon of nameplate capacity. These are costs that will need to be better defined in a business plan.
Miscellaneous
These costs are any that do not fall into the above categories. These could be one time expenses which will not be reoccurring. The estimate for these expenses is $0.0083 per gallon of nameplate capacity. These costs are included for modeling purposes and will not necessarily reflect actual future costs.
All overhead expenses reflect an inflation rate of 2.5% per year. These are costs that generally will increase. The other costs of production and the value of outputs will not necessarily reflect a nominal increase in value due to being commodities.

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Capital Requirements
To achieve a 50% equity to asset ratio, the natural gas powered plant will require an equity investment of $36,500,000. If a coal powered plant is built, an equity investment of $47,500,000 is required. Equity capital will be spent first. Debt capital will then be accumulated until plant startup. The following table shows the usage of capital for a natural gas powered plant. The plant, buildings and equipment cost would be $80,000,000 for a coal powered plant.
ADVANCED BIOENERGY, LLC — 50 MMGPY NATURAL GAS (Base)
CAPITALIZED COST SUMMARY

Capitalized costs

Plant, Buildings & Equipment		$58,000,000.00

Site Costs
Improvements	$1,500,000.00
Utilities	$1,500,000.00
Rail	$1,500,000.00
Land	$500,000.00

Total		$5,000,000.00

Other Costs
Engineering & Fees	$350,000.00
Permitting	$150,000.00
Organizational & Startup	$1,500,000.00
Misc & Contingencies	$1,500,000.00

Total		$3,500,000.00

Working Capital		$5,500,000.00

Total		$72,000,000.00

Accumulated Interest		$609,100.00

Total Debt and Equity Investment		$72,609,100.00
Plant
The plant cost is a guaranteed amount by the construction firm chosen. This figure includes buildings and equipment directly related to the ethanol production facility. This cost does not include site improvement, utility construction and hook-up, rail improvements, etc.

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Site Costs
Site improvements include dirt work, entry and exit access and other costs related to getting the site prepared for plant construction. Any additional buildings unrelated to the plant would be included in these costs. Road access costs would also be included here.
Utilities are readily available. Natural gas connection would be the greatest share of these costs. Costs associated with utilities would include site infrastructure and connecting to providers.
Rail costs are typically estimated at $1,500,000. These costs include ladder tracks and switches.
Land is estimated at $1,000,000.
Organizational, Permitting, Engineering
Additional engineering and fees are estimated at $350,000. Although most engineering costs are included in the plant price, there will be some engineering costs associated with site improvements. Permitting costs are estimated at $150,000. These costs include legal and filing fees associated with the permitting process.
Organizational costs are estimated to be $1,500,000. This includes funds for equity fundraising and associated filing and legal costs.
A contingency of $1,500,000 is included to cover any unexpected costs incurred during the planning and construction phases.
Working Capital
Plant start-up costs and including purchasing of supplies and grain will need available working capital. Additionally, banks will require a certain amount of working capital in their loan covenants. This $5,500,000 will cover the first month’s expenses including inventories.
Accumulated Interest
As equity investment is used up through the construction process, the entity will begin acquiring debt. This debt and interest is accumulated and rolled into the loan package. The accumulated interest is reflected in the principle loan amounts and repaid over the life of the loan.

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Markets for Outputs
Ethanol
Production and consumption of ethanol continues to grow in the United States. Specifically, the markets in large population centers will see growth over the next few years. Crude oil prices have increased dramatically over the last year and the outlook is for continued high levels. This is an impact from increasing Chinese demand and the “terror” premium.
Ethanol production and consumption has been steadily increasing over the last 6 years. Within the last 12 months the increase has leveled off however, new ethanol plants will come online over the next year increasing production again.
Ethanol price histories for the nearby regional markets are presented in the following chart and table.

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Ethanol Average Prices
						Recent
		5 Year	5 Year	3 Year	1 Year	52 Weeks
State	City	1999-2003	2000-2004	2002-2004	2004	03/24/05

KS	Kansas City	$1.27	$1.40	$1.38	$1.68	$1.69
NE	Lincoln	$1.28	$1.42	$1.38	$1.70	$1.72
NE	Omaha	$1.25	$1.39	$1.36	$1.66	$1.67

	Average	$1.27	$1.40	$1.37	$1.68	$1.69

Source: Hart’s Renewable-Fuel News
Ethanol markets continue to develop. Production and consumption have tracked closely and are increasing. Transportation logistics are being addressed by the railroads creating a more efficient flow of product to the coastal markets. A renewable fuels standard, oxygenate requirements and high crude oil prices are all factors which can continue to encourage ethanol consumption and production. The five year average price is $1.27/gallon for the markets of Kansas City, KS; Lincoln, NE; and Omaha, NE. Assuming $0.04 freight, a price of $1.23/gallon is used for this study. Over the last year, ethanol price has been significantly higher than the 5 year (1999-2003) average. The banking industry is not comfortable that these high levels will be sustained. Therefore the five year period from 1999-2003 is used in this study. Assuming the five year average (2000-2004) increases the ethanol value by $0.13/gallon which would improve the pro forma ROI by 18.0%.

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DDGS
DDGS markets are both regional and national. With the advancement of research into the feeding rations of poultry and swine, these markets will continue to grow. Local markets are available for the use of wet distiller’s grains, however, this demand is likely being supplied by existing plants. Based on historic animal numbers and corn feeding rates, there is potential demand for DDGS of approximately 170,000 tons within the 9 county study area. The following table shows the corn supply-demand for the last 14 years and potential DDGS consumption for these areas.
ADAMS, NEBRASKA: CORN SUPPLY-DEMAND & DDG CONSUMPTION POTENTIAL
PRXfile:PRX_AdamsNE_DetailSD. PRXrev. 30-Mar-05

Crop	Item	Crop Year (Sep-Aug)
		90-91	91-92	92-93	93-94	94-95	95-96	96-97	97-98	98-99	99-00	00-01	01-02	02-03	03-04
CORN	Area planted (thou ac)	435	500	478	509	604	539	604	680	752	781	790	802	889	822
	Area harvested (thou ac)	417	482	466	477	588	525	580	662	736	762	774	786	824	797
	Yield (bu/ac)	111.5	104.8	141.2	85.6	130.6	90.6	128.3	120.8	128.7	119	104	124	65.7	97.4
		milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu

	Carryin	10	11	10	14	8	10	3	10	13	22	18	22	13	11
	Production	47	50	66	41	77	48	74	80	95	91	81	97	54	78
	Supply	57	62	76	55	85	58	77	90	108	113	99	119	67	88
	Carryout	11	9	16	6	12	2	9	12	21	18	20	20	9	8
	Disappearance of which	46	53	60	48	73	55	68	78	86	95	78	100	59	80
	Residual Use	5	4	6	3	8	1	8	8	7	8	6	8	5	6
	Feed Use of which,	15	16	15	15	14	15	13	14	17	17	19	19	17	17
	Dairy									0.4	0.4	0.5	0.5	0.4	0.4
	Beef cattle									8.6	8.8	9.5	9.8	8.7	8.5
	Hogs									6.2	6.4	6.9	7	6.3	6.1
	Poultry									1.6	1.6	1.7	1.8	1.6	1.5
	Other									0	0	0	0	0	0
	Exports (+) or Imports (-)
	Net of Feed & Residual	27	33	39	31	51	40	48	56	63	69	53	73	37	57

	DDG Consumption Potential
		000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt
	Dairy									6	7	7	7	7	6
	Beef Cattle									127	131	142	145	129	126
	Hogs									33	34	36	37	33	32
	Poultry									4	4	5	5	4	4
	Other									0	0	0	0	0	0
	Total									170	175	190	194	173	169
The national markets are just emerging, primarily in the southeast and southwest portions of the United States. With current access to the southwest markets via the BNSF this potential demand could be accessed.
A good historical data series does not exist for distiller’s grain, therefore a estimation of price has been made based on corn price relationships in other markets. For this study a price of $93/ton was used.
CO2
CO2 can be captured and sold as another by-product of the ethanol process. Due to the Midwest market being well supplied, this analysis does not assume the capturing of CO2.

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Sales and Marketing Plan
Ethanol
The ethanol from this plant is assumed to be marketed through an ethanol marketer. There is a cost associated with this service and is included in the pro forma financials. This cost is assumed to be a 1% fee on the sales price of the ethanol. Payment for the ethanol will be made within 15 days of shipment from the plant. The estimated fees are approximately $625,000 per year. This will vary by the price of ethanol.
DDGS
As with ethanol, the DDGS markets are both regional and national. In addition, there is the possibility of some local marketing. For purposes of this study it is assumed that 100% of the DDGS produced will be sold through a marketer. If possible, an agreement should be reached that would allow local sales direct from the plant if the market is available. The fee paid to a marketer would be 2% FOB. These fees amount to approximately $300,000 per year, again depending on the price of DDGS.
CO2
CO2 in this analysis will not be sold.

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Pro Forma Financials
Production Cost Summary
The Production Cost Summary details the production process inputs and outputs. This feasibility has made several assumptions related to the cost of inputs and the value of outputs. The table below shows the assumed values of the key components. All values are net to the plant.
50 MMGPY Base
Pro Forma Financials
Assumed Values

Inputs
	Corn ($/bu)	$2.36
	Coal ($/mmbtu)	$3.00
	Natural Gas ($/mcf)	$4.77
	Electricity ($/kwh)	$0.0379
Outputs
	Ethanol ($/gal)	$1.23
	DDGS ($/ton)	$93.00
Initial Capital
As discussed previously, the initial capital to construct and begin operations of this plant is approximately $73,000,000. Of this, $36,500,000 would be equity capital resulting in an equity to asset ratio of 50%. The total for a coal powered plant would be $95,000,000 with an equity requirement of $47,500,000.
Income Statement
During the approximately 2 years prior to plant startup, expenses would be incurred for personnel, travel and meetings. These expenses have been estimated to be $111,600 annually.
Balance Sheet
The Balance Sheet does not consider distributions to owners. Therefore, owner’s equity grows over time, as does cash. The distribution of earnings to the owner’s needs to be managed in light of actual earnings generation and cash needs.

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Comparative Plant and Sensitivity Analysis
Comparative State Returns
Plant returns in other states were compared with the proposed plant. All input costs are 5 year state averages, except for corn which is a 10 year average. Nebraska values were taken from this feasibility study. Ethanol price is based on a New York value of $1.40/gallon and a California value of $1.41/gallon less estimated transportation costs to arrive at a plant gate price relative to an east coast or west coast market respectively. DDGS values are estimates based on reported regional values.
State Ethanol Model Comparative Returns
New York Market

	NE	IA	IL	MI	PA
Inputs
Corn (per bu)	$2.36	$2.26	$2.41	$2.34	$2.85
Natural Gas (per mcf)	$4.77	$5.53	$5.76	$4.84	$6.12
Electricity (per kwh)	$0.0379	$0.0403	$0.0495	$0.0498	$0.0567
Denaturant (per gallon)	$0.88	$0.88	$0.96	$0.88	$0.86
Outputs
Ethanol-NY ($/gallon)	$1.40	$1.40	$1.40	$1.40	$1.40
Transportation ($/gallon)	$0.15	$0.13	$0.10	$0.10	$0.05
Net to Plant ($/gallon)	$1.25	$1.27	$1.28	$1.30	$1.35
DDGS ($/ston)	$93.00	$85.00	$95.00	$90.00	$120.00
State Ethanol Model Comparative Returns
California Market

	NE	IA	IL	KS	CA
Inputs
Corn (per bu)	$2.36	$2.26	$2.41	$2.43	$2.86
Natural Gas (per mcf)	$4.77	$5.53	$5.76	$4.85	$5.57
Electricity (per kwh)	$0.0379	$0.0403	$0.0495	$0.0455	$0.0858
Denaturant (per gallon)	$0.88	$0.88	$0.96	$0.86	$1.01
Outputs
Ethanol-CA ($/gallon)	$1.41	$1.41	$1.41	$1.41	$1.41
Transportation ($/gallon)	$0.13	$0.13	$0.14	$0.15	$0.03
Net to Plant ($/gallon)	$1.28	$1.28	$1.27	$1.26	$1.38
DDGS ($/ston)	$93.00	$85.00	$95.00	$95.00	$120.00

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From these returns, we see this plant is competitive going to either a New York or California market. The plant is somewhat less competitive going to a New York market due to either higher corn prices (versus Iowa) or transportation advantages (versus Michigan).

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Sensitivity Analysis
The pro forma model was tested for sensitivity to corn, DDGS and ethanol price changes. In addition to the base assumptions, eight additional scenarios were tested. The results are shown in the tables below. If ethanol price drops to $1.13 per gallon, all scenarios become questionable. If corn price increases, the results depend on ethanol price.
Natural Gas 50

		DDGS Price ($/ston)
		$83.00	$93.00	$103.00
		Corn Price ($/bu)
		$2.16	$2.36	$2.56
Ethanol Price ($/gallon)	$1.13	11.4%	5.9%	0.5%
	$1.23	25.0%	19.5%	14.0%
	$1.33	38.5%	33.1%	27.6%
Coal 50

		DDGS Price ($/ston)
		$83.00	$93.00	$103.00
		Corn Price ($/bu)
		$2.16	$2.36	$2.56
Ethanol Price ($ /gallon)	$1.13	11.4%	7.2%	2.9%
	$1.23	21.8%	17.6%	13.4%
	$1.33	32.2%	28.0%	23.8%

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